Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

July 28, 2015

VIA EDGAR

United States Securities
 and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Karina V. Dorin, Esq.

Re:	Pegasi Energy Resources Corporation
Registration Statement on Form S-1
File No. 333-203943

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Pegasi Energy Resources Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, July 30, 2015, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEGASI ENERGY RESOURCES CORPORATION

By: /s/ JONATHAN WALDRON
Name: Jonathan Waldron
Title:  Chief Financial Officer